Commission File Number 001-31914

EXHIBIT 99.1

中國人壽保險股份有限公司

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 2628)

ANNOUNCEMENT

CHANGE OF COMPOSITION OF THE SPECIAL COMMITTEES OF THE BOARD

The board of directors (the “Board”) of China Life Insurance Company Limited (the “Company”) announces that in accordance with the relevant regulations of the Company and taking into account the composition of the special committees of the Board and the requirements on the duties of the members, Mr. Li Mingguang, an Executive Director of the Company, has been re-designated as a member of the Strategy and Assets and Liabilities Management Committee and has ceased to be a member of the Risk Management and Consumer Rights Protection Committee of the seventh session of the Board with effect from 21 September 2023.

By Order of the Board China Life Insurance Company Limited Heng Victor Ja Wei Company Secretary

Hong Kong, 21 September 2023

As at the date of this announcement, the Board of the Company comprises:

Executive Directors:	Bai Tao, Li Mingguang
Non-executive Directors:	Wang Junhui, Zhuo Meijuan
Independent Non-executive Directors:	Lam Chi Kuen, Zhai Haitao, Huang Yiping, Chen Jie